
June 20, 2024

Brian Semkiw
Chief Executive Officer
Spectaire Holdings Inc.
155 Arlington Street
Watertown, MA 02472

> **Re: Spectaire Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2024**
> **File No. 333-280073**

Dear Brian Semkiw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Amy Bowler, Esq.